                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                      APPLIED ANALYTICAL INDUSTRIES, INC.
                      -----------------------------------
                               (Name of Issuer)



                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                   037939105
                                ----------------
                                 (CUSIP Number)
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                                  SCHEDULE 13G


  CUSIP NO. 037939105                                        PAGE 2 OF 4 PAGES

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           James L. Waters
-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
           (a) _______________
           (b) _______________
-------------------------------------------------------------------------------
     3     SEC USE ONLY


-------------------------------------------------------------------------------
     4     CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-------------------------------------------------------------------------------
                      5      SOLE VOTING POWER


                               2,121,570
                   ------------------------------------------------------------
      NUMBER OF       6      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                496,133
      OWNED BY     ------------------------------------------------------------
        EACH          7      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON
        WITH                   2,121,570
                   ------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER


                                 496,133
-------------------------------------------------------------------------------
     9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             2,617,703
-------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


            16.1%
-------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*


            IN
-------------------------------------------------------------------------------

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
Item 1.    Name and Address of Issuer.

           (a)  Applied Analytical Industries, Inc.

           (b)  5051 New Centre Drive
                Wilmington, North Carolina 28403

Item 2.    Filing Person.

           (a)  James L. Waters

           (b)  47 New York Avenue
                Framingham, Massachusetts 01701

           (c)  United States

           (d)  Common Stock, $0.001 par value per share

           (e)  037939105

Item 3.    Not applicable.

Item 4.    Ownership.

           The following information is as of September 30, 1996:

           (a)  2,617,703 shares.

           (b)  16.1%.

           (c)    (i)  2,121,570 shares.

                 (ii)  496,133 shares.

                (iii)  2,121,570 shares.

                 (iv)  496,133 shares.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.
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Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 30, 1996
                                            -----------------------------
                                            Date



                                              /s/ James L. Waters
                                            -----------------------------
                                            Signature


                                            James L. Waters
                                            -----------------------------
                                            Name